FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 9, 2007

Item 3: News Release:

A news release dated and issued on July 9, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. has completed its second phase of property acquisitions adjacent to the Nickel Plats property.

Item 5: Full Description of Material Change:

Stillwater and Pacific North West Capital Finalize Reconnaissance Agreement Alaska

Companies join forces to search for Platinum Group Metals

July 9, 2007, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that it has finalized a reconnaissance exploration agreement with Stillwater Mining Company ('Stillwater') (NYSE: SWC).

Under the terms the agreement, Stillwater will expend $500,000 in 2007 to fund an Alaskan PGM reconnaissance program in order to identify potential PGM projects for further exploration.  Stillwater may elect to further participate in any of the projects identified by the 2007 reconnaissance program by providing sole funding for each continued exploration project.   Upon Stillwater expending $4 million on any individual exploration project, the project will advance under a 50/50 Joint Venture with Stillwater having the further option to increase its interest to 65% by incurring an additional $8 million of exploration and feasibility study expenditures and arranging production financing. PFN shall act as the project operator.

Upon Stillwater earning its initial 50% interest in an exploration project, Stillwater may exercise its option to enter into a joint venture agreement with PFN on terms similar to those in the Goodnews Bay Agreement.  (see release Feb. 26, 2007 for additional details) http://www.pfncapital.com/s/NewsReleases.asp?ReportID=174735).

Stillwater Strategic Investment

On November 17, 2006, Stillwater acquired approximately 11% interest in PFN by completing a $2 million private placement.  In 2007, Stillwater has participated in two additional private placements and currently holds approximately 10% of Pacific North West Capital Corp.

The Goodnews Bay Project

On April 12, 2006, PFN announced that it had acquired a 100% working interest in a long-term exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the southwest coast of Alaska (Figure 1), approximately 550 air miles south-southwest of Anchorage. The Goodnews Bay Project is located near year round ice free tidewater and is road accessible from the village of Platinum, which has a public airstrip.

The mining lease, with Calista Corporation, encompasses an area of interest comprising about 82 square miles (212 square kilometres).  Previous placer operations in the streams draining the project area produced approximately 650,000 troy ounces of platinum.

2006 field exploration efforts focused on the Goodnews Bay ultramafic intrusion in the Susie Mt. area (Figure 2) of the project where historical exploration resulted in discovery of +1 gram per tonne platinum in rock and soil samples. The 2006 evaluation program consisted of basal soil samples, pan concentrate samples and rock samples in addition to reconnaissance scale prospecting.

Results released on January 29, 2007, from the 2006 programs provided significant encouragement with anomalous Pt values in the basal soil layer on the southwest flank of Susie Mountain with Pt values as high as 268 ppb.  The anomalous values are underlain by clinopyroxene dominated rocks. The approximate 650,000 ounces of placer platinum recovered from the Salmon River (Figure 2) likely originated from the deeply eroded Red Mountain massif.  The potential to find additional lode platinum in the geological units on Susie Mountain remains untested.

Based on the results of the 2006 field program as well as synthesis of previous work at Goodnews Bay, a series of soil, rock and pan concentrate sampling programs followed by surface trenching and/or diamond core drilling have been recommended for 2007.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN  OTCBB.PAWEF  Frankfurt.P7J) is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

Management’s corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.  To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and Soquem.

In late 2004 PFN established a Nickel Division that is expanding and to date has an Option / Joint Venture in the Timmins Mining District with Xstrata. An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.69 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  The program was expanded to 4000 meters in June 2007.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western hemisphere, recently purchased an initial 11% of PFN and has followed its position in two recent financings and currently has approximately 10% of the PFN.

PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into an option/joint venture agreements on the Goodnews Bay Project and 1 or more of the reconnaissance projects in Alaska.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Under the Reconnaissance Agreement, Stillwater may expend $500,000 in 2007 which will allow it to inspect several of PFN's proposed projects. In event Stillwater elects to continue participating in one or more projects, they will be able to enter into one or more agreements identical to the Goodnews Bay. Pacific North West Capital is the project operator.

In addition, PFN is exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t),  212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 22, 2007) . The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Management recently presented Anglo Platinum with the 2008 work program and budget.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The company has over $8 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of July 2007.